MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

The following management’s discussion and analysis (“MD&A”), which is dated as of April 1, 2019, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company” or “Loncor”) as at and for the financial year of the Company ended December 31, 2018, (“fiscal 2018”) in comparison with those as at and for the financial year of the Company ended December 31, 2017 (“fiscal 2017”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2018 and fiscal 2017 (the “Annual Financial Statements”). As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 1, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

Loncor is a mineral exploration company with a primary focus on gold. The Company’s mineral properties are in the Tshopo, North Kivu, Ituri and Haut-Uele provinces of the DRC where the Company holds or controls rights under 68 exploration permits, directly through wholly-owned DRC subsidiaries, Loncor Resources Congo SARL (“Loncor Congo”), Navarro Resources SARL (“Navarro”) and Devon Resources SARL (“Devon”), or under option agreements with the holders of the permits. At the Ngayu project in Tshopo Province, the Company, through Loncor Congo, has 12 exploration permits, while at the North Kivu project the Company has 47 exploration permits through Loncor Congo or under option from third parties. All of the 47 North Kivu exploration permits are currently under force majeure due to the poor security situation in much of the North Kivu province. See below for information regarding the exploration permits held by Navarro and Devon (Navarro and Devon were acquired by Loncor in June 2018).

In January 2017, the Company announced preliminary results of the geophysical airborne survey (the “Survey”) undertaken by Randgold Resources (DRC) Limited (“Randgold”) as part of its joint venture with Loncor relating to Loncor’s Ngayu project (the “Joint Venture”). The Survey provided a valuable additional layer of geological information through mapping the conductivity nature of the Ngayu belt. The new data has assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity. Preliminary observations highlighted key areas of structural complexity in the Imva fold area that are geochemically anomalous, together with the extension of the Yindi and Adumbi structures, which form the core of the ten areas of interest prioritized for follow-up work by Randgold under the Joint Venture.

In February 2017, the Company closed a non-brokered private placement of 4,000,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$480,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years (the term of these warrants was recently extended by one year to February 2020). Also, in February 2017, the Company closed a second non-brokered private placement of 1,500,000 units of the Company at a price of Cdn$0.13 per unit for gross proceeds of Cdn$195,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years (the term of these warrants was recently extended by one year to February 2020).

In May 2017, the Company announced that Randgold had commenced exploration ground work on priority targets resulting from the Survey undertaken by Randgold.

On June 19, 2018 the Company closed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Mr. Arnold Kondrat (“Kondrat”), who is President, Chief Executive Officer and a director of the Company, purchased 700,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the “Transactions”) were completed with Resolute Mining Limited (“Resolute”). Pursuant to the private placement Transaction, the Company issued 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap Transaction, Resolute purchased 25,000,000 common shares of Loncor held by Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

Also, in June 2018, Loncor Congo acquired all of the outstanding shares of Navarro and Devon, which hold exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor's holdings in the Ngayu gold belt. The Devon properties currently consist of three exploration permits situated in the province of Haut-Uele in north eastern DRC. The Navarro properties consist of six exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern DRC.

The consideration for the acquisition of Devon comprised the issuance by the Company of 1,000,000 common shares of the Company valued at Cdn$100,000, payment of $75,000 in cash and payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company. The purchase price for the acquisition of Navarro was $300,000 which was paid for by the settlement of a $300,000 loan provided by Loncor to Navarro.

In November 2018, the Company issued a press release providing an update on exploration activities undertaken by Randgold on Loncor’s Ngayu project as part of the Joint Venture. In this press release, Loncor reported that exploration in 2018 has been focused on the Anguluku prospect area where drill targets have now been defined and along the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati. A number of prospects are being assessed along the Imva fold structure including Mambati, Elshadai, Angundali, Mondarabe, Bavadilli, Bakpan, Itali and Bikira. It is proposed to commence in 2019 a ten-core hole (2,490 metres) drilling program at Anguluku to test 4,500 metres of strike.

Qualified Person

William R. Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

	2018	2017	2016
Net loss	$(664,762)	$(61,287)	$(497,610)
Net loss per share	$(0.00)	$(0.00)	$(0.00)
Total assets	$29,066,457	$27,918,284	$28,081,016
Total liabilities	$784,225	$1,062,299	$1,423,934

For fiscal 2018, the Company had a net loss of $664,762, an increase from the prior year loss of $61,287 mainly due to a gain on derivative financial instruments of $314,317 during fiscal 2017 (2018 - $65,907), an adjustment of accrued and other liabilities of $207,707 during fiscal 2017 (2018 - $nil), and a significant increase in office and sundry expenses mainly due to the recording of an Ontario health tax penalty assessment on the Company during the first quarter of 2018.

For fiscal 2017, the Company had a net loss of $61,287, a decrease from the prior year loss of $497,610 mainly due to a gain on derivative financial instruments of $314,317 during fiscal 2017 and to an adjustment of accrued and other liabilities of $207,707 during fiscal 2017.

Results of Operations

For the year ended December 31, 2018, the Company reported a net loss of $664,762 compared to a net loss of $61,287 for the year ended December 31, 2017. Expenses capitalized to mineral properties are discussed under the “Exploration and Evaluation Expenditures” section below. Significant changes in expenses occurred during the year ended December 31, 2018 in the expense categories described below as compared to the year ended December 31, 2017:

Consulting, management and professional fees
Consulting, management and professional fees increased to $194,662 from $105,092 incurred during the prior year ended December 31, 2017. Professional fees increased due to higher legal fees in relation to the Company’s general corporate activities during the year ended December 31, 2018.

Travel and promotion
The Company incurred travel and promotion expenses of $167,681 during the year ended December 31, 2018 compared to $163,584 incurred during the prior year ended December 31, 2017. Costs related to shareholder relations and business promotion activities slightly increased during the year ended December 31, 2018 as a result of corporate travel and promotional activities.

Employee benefits

The Company’s employee benefits expense was $172,597 for the year ended December 31, 2018 compared to $224,790 incurred during the prior year ended December 31, 2017. The decrease was mainly due to the reduction of employees insurance benefits during the year ended December 31, 2018.

Office and sundry
Office and sundry expenses increased to $205,386 during the year ended December 31, 2018 from $47,932 during the prior year ended December 31, 2017. The increase in office and sundry costs during the year ended December 31, 2018 was mainly due to the recording of an Ontario health tax penalty assessment on the Company during the first quarter of 2018.

Foreign exchange loss/gain
The Company recorded a foreign exchange gain of $11,469 during the year ended December 31, 2018 compared to a foreign exchange loss of $12,933 for the prior year ended December 31, 2017. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Compensation expense-share-based payment
The fair value of employee share-based payment expense was $1,676 during the year ended December 31, 2018 compared to $22,309 incurred during the year ended December 31, 2017. This was related to share-based compensation options issued to employees, directors and officers of the Company in 2016.

Loss /gain on derivative instruments
During the year ended December 31, 2018, the Company recognized a gain of $65,907 compared to a gain of $314,317 recognized during the prior year ended December 31, 2017. This represents the change in fair value of the Company’s outstanding common share purchase warrants.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the fourth quarter of 2018. This financial information has been prepared using accounting policies consistent with International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The Company’s presentation and functional currency is the United States dollar.

	2018	2018	2018	2018
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income/(loss)	(261,071)	($201,935)	($66,436)	($135,320)
Net loss per share	$0.00	$0.00	$0.00	$0.00
	2017	2017	2017	2017
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income/(loss)	$143,385	$80,837	($104,924)	($180,585)
Net income/(loss) per share	$0.00	$0.00	$0.00	$0.00

The Company’s net loss for the fourth quarter of 2018 increased to $261,071 compared to a net loss of $201,935 incurred during the third quarter of 2018. The increase was due to an increase in expenses recorded in the fourth quarter of 2018 compared to the third quarter of 2018 in relation to employees’ benefits ($38,579), office and sundry ($16,073) and foreign exchange loss ($48,268). The increase in expenses during the fourth quarter of 2018 was offset by a decrease in consulting, management and professional fees ($16,398) and a gain on derivative financial instrument ($24,841).

The Company’s net loss for the third quarter of 2018 increased to $201,935 compared to a net loss of $66,436 incurred during the second quarter of 2018. The increase was due to an increase in expenditures in the third quarter of 2018 in relation to the various transactions (with Resolute and others) closed in June 2018 (as summarized above under “General”).

The Company’s net loss for the second quarter of 2018 decreased to $66,436 compared to a net loss of $135,320 during the first quarter of 2018. The decrease in the net loss was mainly impacted by the recording of an Ontario heath tax assessment on the Company of $126,426 in the first quarter of 2018, offset by the increase in professional fees of $35,883 in the second quarter of 2018 compared to $5,915 during the first quarter of 2018. In addition, the net loss in the second quarter of 2018 was also impacted by the change in the gain on derivative instruments and foreign exchange gain of $15,260 and $18,056 respectively incurred during the second quarter of 2018 compared to a gain on derivative instruments and foreign exchange gain of $43,862 and $37,831 respectively recorded during the first quarter of 2018.

The Company’s net loss for the first quarter of 2018 was $135,320 compared to a net income of $143,385 during the fourth quarter of 2017. The net loss was mainly impacted by the recording of an Ontario heath tax assessment on the Company during the first quarter of 2018 as well as a decrease in professional fees which were $30,832 in the fourth quarter of 2017 compared to $nil during the first quarter of 2018. In addition, office expenses and employee benefits also decreased during the first quarter of 2018 compared to the fourth quarter of 2017. The net loss in the first quarter of 2018 was also impacted by the change in the gain on derivative instruments of $43,862 incurred during the first quarter of 2018 compared to a gain on derivative instruments of $20,575 recorded during the fourth quarter of 2017. In addition, the net income recorded in the fourth quarter of 2017 was significantly impacted by an adjustment of accrued and other liabilities amounting to $207,707.

The Company had net income for the fourth quarter of 2017 of $143,385 compared to net income of $80,837 incurred during the third quarter of 2017. The change in results between the quarters was related to a gain on derivative instruments of $20,575 incurred during the fourth quarter of 2017 compared to a gain on derivative instruments of $233,028 incurred during the third quarter of 2017, as well as an adjustment of accrued and other liabilities of $207,707 during the fourth quarter of 2017.

The Company had net income for the third quarter of 2017 of $80,837 compared to a net loss of $104,924 incurred during second quarter of 2017. The net income was due in part to a foreign exchange gain of $53,343 during the third quarter of 2017 compared to a foreign exchange loss of $49,417 incurred during the second quarter of 2017. The net income was also due to a gain on derivative instruments which was $233,028 during the third quarter of 2017 compared to $114,752 during the second quarter of 2017.

The Company’s net loss for the second quarter of 2017 decreased to $104,924 compared to a net loss of $180,585 during the first quarter of 2017. The decrease in net loss was mainly due to a gain on derivative instruments of $114,752 during the second quarter of 2017 compared to a loss of $27,019 in the first quarter of 2017. The gain on derivative instruments was partially offset by an increase in foreign exchange loss which was $49,417 in the second quarter of 2017 compared to $12,777 in the first quarter of 2017. The gain on derivative instruments was also partially offset by an increase in travel and promotion expenses which were $57,517 during the second quarter of 2017 compared to $35,695 during the first quarter of 2017.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at December 31, 2018, the Company had cash and cash equivalents of $650,902 and a working capital deficit of $81,203 compared to cash and cash equivalents of $20,162 and a working capital deficit of $726,550 as at December 31, 2017.

During the year ended December 31, 2018, the Company incurred exploration expenditures of $2,878,092, mainly funded by Randgold under the Joint Venture (year ended December 31, 2017 - $1,439,639). A breakdown of all exploration expenditures is presented below under “Exploration and Evaluation Expenditures”.

See the discussion under “General” above with respect to the private placement financings completed by the Company during fiscal 2018.

The Company has strategically reduced budgets significantly and implemented cost cutting measures having regard to current market conditions and its low cash and working capital position. As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company’s contractual obligations as at December 31, 2018 are described in the following table:

Contractual obligation	Total	Payments due in less than 1 year	Payments due in 1 to 3 years

Lease	$ 833,215	$ 200,087	$ 633,128

Exploration and Evaluation Expenditures

The following table provides a breakdown of exploration and evaluation expenditures incurred during the year ended December 31, 2018:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2017	$10,308,956	$17,324,607	$27,633,563

Mineral properties	-	452,250	452,250
Geophysics	-	492	492
Geochemestry	-	607,206	607,206
Geology	-	10,965	10,965
Travel	213	302,798	303,011
Professional fees	120,360	238,319	358,679
Office and sundry	1,280	784,952	786,232
Interest and bank charges	657	8,335	8,992
Salaries	-	779,684	779,684
Amortization	58	522	580
Other	-	22,831	22,831
Expenditures for the period	122,568	3,208,354	3,330,922
Funding from Randgold	-	(2,619,804)	(2,619,804)
Balance 12/31/2018	$10,431,524	$17,913,157	$28,344,681

The following table provides a breakdown of exploration and evaluation expenditures incurred during the year ended December 31, 2017:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2016	$10,105,415	$17,752,354	$27,857,769

Field camps expenses	-	21,968	21,968
Geophysics	-	174	174
Geochemistry	8,443	75,985	84,428
Geology	20,159	181,433	201,592
Professional fees	58,967	150,445	209,412
Business promotion	-	1,343	1,343
Travel	9,226	98,927	108,153
Office and sundry	74,373	278,159	352,532
Interest and bank charges	16,508	3,043	19,551
Salaries	1,521	22,709	24,230
Amortization	1,732	15,583	17,315
Other	12,612	386,329	398,941
Expenditures for the period	203,541	1,236,098	1,439,639
Retention allowance adjustment	-	(412,549)	(412,549)
Funding from Randgold	-	(1,251,296)	(1,251,296)
Balance 12/31/2017	$10,308,956	$17,324,607	$27,633,564

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at April 1, 2019, the Company had outstanding 187,389,732 common shares, 3,150,000 stock options to purchase common shares and 3,625,000 common share purchase warrants.

Related Party Transactions

a) Key Management Personnel

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2018, December 31, 2017 and December 31, 2016 was as follows:

	For the years ended
	December 31, 2018	December 31, 2017	December 31, 2016
Salaries	$160,869	$124,746	$137,458
Employee retention allowance	$-	$10,396	$11,455
Compensation expense-share-based payments	$-	$22,309	$55,176
	$160,869	$157,451	$204,089

b) Other Related Parties

As at December 31, 2018, an amount of $nil was due from Kuuhubb Inc. (formerly Delrand Resources Limited), a company with common directors, incurred in connection with common expenses (December 31, 2017 - $4,518).

As at December 31, 2018, an amount of $99,206 relating to management fees and advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2017 - $75,670). Total management fees accrued to Arnold Kondrat for the year ended December 31, 2018 were $101,686 (2017 - $98,508).

As at December 31, 2018, an amount of $161,318 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2017 - $161,635).

The amounts included in due from/to related parties are unsecured, non-interest bearing and are payable on demand.

Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 14 of the Annual Financial Statements.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the year the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from/to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months. The fair value of warrants would be ranked in the hierarchy as Level 2.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 17(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. See Note 17(d) of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange gain of $11,469 during the year ended December 31, 2018, compared to a foreign exchange loss of $12,933 during the year ended December 31, 2017, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 1, 2019 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2018, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2018, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2018, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2018, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.